UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC File Number 333-117335 Cusip Number
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)  ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☒  Form 10-Q    ☐  Form 10-D
☐  Form N-SAR    ☐  Form N-CSR

For Period Ended: March 31, 2005

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calpine Generating Company, LLC
CalGen Finance Corp. and
each of the additional registrants listed below
(collectively the, “Registrant”)

TABLE OF ADDITIONAL REGISTRANTS

State of
	Incorporation	Commission
Registrant	or Organization	File Number
CalGen Expansion Company, LLC	Delaware	333-117335-39
Baytown Energy Center, LP	Delaware	333-117335-38
Calpine Baytown Energy Center GP, LLC	Delaware	333-117335-37
Calpine Baytown Energy Center LP, LLC	Delaware	333-117335-36
Baytown Power GP, LLC	Delaware	333-117335-35
Baytown Power, LP	Delaware	333-117335-34
Carville Energy LLC	Delaware	333-117335-33
Channel Energy Center, LP	Delaware	333-117335-32
Calpine Channel Energy Center GP, LLC	Delaware	333-117335-31
Calpine Channel Energy Center LP, LLC	Delaware	333-117335-09
Channel Power GP, LLC	Delaware	333-117335-08
Channel Power, LP	Delaware	333-117335-07
Columbia Energy LLC	Delaware	333-117335-06
Corpus Christi Cogeneration LP	Delaware	333-117335-05

State of
	Incorporation	Commission
Registrant	or Organization	File Number
Nueces Bay Energy LLC	Delaware	333-117335-04
Calpine Northbrook Southcoast Investors, LLC	Delaware	333-117335-03
Calpine Corpus Christi Energy GP, LLC	Delaware	333-117335-02
Calpine Corpus Christi Energy, LP	Delaware	333-117335-30
Decatur Energy Center, LLC	Delaware	333-117335-29
Delta Energy Center, LLC	Delaware	333-117335-28
CalGen Project Equipment Finance Company Two, LLC	Delaware	333-117335-27
Freestone Power Generation LP	Texas	333-117335-26
Calpine Freestone, LLC	Delaware	333-117335-25
CPN Freestone, LLC	Delaware	333-117335-24
Calpine Freestone Energy GP, LLC	Delaware	333-117335-23
Calpine Freestone Energy, LP	Delaware	333-117335-22
Calpine Power Equipment LP	Texas	333-117335-21
Los Medanos Energy Center, LLC	Delaware	333-117335-20
CalGen Project Equipment Finance Company One, LLC	Delaware	333-117335-19
Morgan Energy Center, LLC	Delaware	333-117335-18
Pastoria Energy Facility L.L.C.	Delaware	333-117335-17
Calpine Pastoria Holdings, LLC	Delaware	333-117335-16
Calpine Oneta Power, L.P.	Delaware	333-117335-15
Calpine Oneta Power I, LLC	Delaware	333-117335-14
Calpine Oneta Power II, LLC	Delaware	333-117335-13
Zion Energy LLC	Delaware	333-117335-12
CalGen Project Equipment Finance Company Three LLC	Delaware	333-117335-11
CalGen Equipment Finance Holdings, LLC	Delaware	333-117335-10
CalGen Equipment Finance Company, LLC	Delaware	333-117335-01

Full Name of Registrant

Former Name if Applicable

50 West San Fernando Street
Address of Principal Executive Office (STREET AND NUMBER)

San Jose, CA 95113
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant was unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the period ended March 31, 2005 (the “Form 10-Q”) within the prescribed time period because the Registrant was unable to complete its analysis, preparation and review of certain financial and other information contained in the unaudited financial statements and elsewhere in the Form 10-Q with sufficient time for management to complete its review of the Form 10-Q. It is anticipated that the Form 10-Q Quarterly Report will be filed on or before the 5th calendar day following the prescribed due date of the Registrant’s Form 10-Q.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lisa Bodensteiner	408	995-5115

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Calpine Generating Company, LLC
CalGen Finance Corp.
And each of the registrants listed in the
TABLE OF ADDITIONAL REGISTRANTS
(collectively the “Registrant”)
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 16, 2005	By	/s/ Charles B. Clark, Jr.
Senior Vice President and Controller
Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

ATTACHMENT

The Registrant anticipates that a significant change in its results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in its Form 10-Q for the period ended March 31, 2005. Specifically, the registrant expects to report a net loss of $30.8 million for the three months ended March 31, 2005 compared to a loss of $93.7 million for the corresponding period in 2004. The decrease in the net loss was primarily due to a reduction of $72.2 million in related party interest expense, which was partially offset by a $20.0 million increase in third party interest expense, as a result of the Registrant’s completion of its $2.4 billion secured term loan and secured notes offerings on March 23, 2004.